UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2024

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Managerial Analysis of Results

bradesco

The year 2023 was challenging, but adjustment initiatives we implemented have already begun to show positive effects. The default began to fall and we reaccelerated the origination of credit in retail. The year of 2024 will be transitional, as indicated in the guidance. Aware of the need for transformation of the bank, we are now accelerating and deepening the changes in Bradesco. We started to execute a strategic plan unparalleled in the history of the bank. We will transform business, and accelerate the agendas of people, culture and technology. The success of this transformation will enable us to improve our profitability. We believe in a trajectory of recovery of profitability over time, with more evident signs starting in 2025.

The recurring net income was R$16.3 billion in 2023, impacted by ALL expenses and contraction of the client NII.

In operational terms, we saw the delinquency ratio over 90 days arrive at its peak in Jun23 and begin to fall gradually from then on. This trend is expected to continue in 2024. Because of this, the cost of credit was still high in 2023, but it should already show gradual improvement this year and in the following years.

Credit origination accelerated in 2H23, which should continue, and allow loan portfolio growth between 7% and 11% in 2024, as indicated in the guidance. The new crops have been presenting high credit quality, even when we accelerate the origination. Highlight is the acceleration of credit in the retail and MPME, segments in which we are leaders and have higher potential profitability. Considering the quality of the new crops, we see room to continue expanding the origination.

The client NII contracted in 2023, reflecting the reduction of credit origination and mix change but should recover with the increase in the ongoing origination. More expressive improvement should only be seen in 2H24 with the increase in credit volume and margin.

One of the positive highlights was the insurance operation that closed the year with a ROE of 22.4%, with a strong growth in turnover of 11.8% in 2023. The operating result of insurance showed growth of 21.1% in the year, with an improvement in the claims ratio and a strong financial result. We believe that prospects remain positive for 2024.

Our Tier I Capital closed the year at 13.2%, increasing 0.8 p.p. from the previous year. We have allocated R$11.3 billion to our shareholders.

We are accelerating the transformation of the bank, with the execution of a strategic plan that starts with a deep and realistic diagnosis and has clear ambitions. The implementation of this plan will extend over the next few years. We will already reap good results in 2024, but the benefits will grow from 2025.

Bradesco will continue to be complete, with capillarity, and close to the client. We will have physical and digital, always humanized. We will adjust our way of serving to improve the experience and deliver more value to the client, and increase our efficiency.

We are changing the culture without losing our values. We want a culture of transformers, an agile bank at scale, one that is customer-centric.

We have accelerated some initiatives and introduced new ones. The people's agenda will enable the changes we will make, preparing for continuous evolution.

Our plan was built on top of our historical fortresses, and we are unique on several fronts. We have already started from a high base:

- We have 71 million active clients.
- We are the largest insurance group in Latin America.
- We are leaders in SMEs and top 3 in the main client segments.
- We have a wide range of services and products, perhaps the broadest on the market.
- We have capillarity that brings us closer to clients through different channels. Only Bradesco Expresso has 38 thousand points.
- We are a complete bank, mixing physical and digital, serving all segments of the population, in all geographies.
- Private bank most remembered by Brazilians.
- We have talent engaged and aligned with our purposes, which gives us strong ability to execute.

Our strategic agenda aims to resume our historical profitability in a sustainable way over the next few years. We changed the organizational structure, reducing hierarchical levels and giving greater power and autonomy to executives. We will have a 100% team dedicated to the execution of changes, transforming business and accelerating the agendas of people, culture and technology, allowing us to be more competitive in an environment of constant change.

To conclude, we highlight that we have integrated the Dow Jones Sustainability Index for the 18th consecutive time, being considered a reference in the theme of "transparency and reporting". We were also recognized in the S&P Global's "Sustainability Yearbook" for the 6th consecutive time. The highlight was the ranking among the best assessments in sustainable banking practices in the world. Our consistent market presence positions us among the leading companies in sustainable practices, both nationally and internationally, reinforcing our long-term commitment to sustainable development embedded in our business and operations.

enjoy the reading!

2023 | 4Q23

RECURRING NET INCOME

R$16.3 bi

▲ **80.4**% | 4Q23 vs. 4Q22 (y/y) ▽ **21.2**% | 12M23 vs. 12M22 (23 vs. 22)

ROAE ACCRUED

10.0%

ER ACCRUED

48.7%

R$11.3 bi of Interest on Shareholders' Equity (gross) > payout of 79% in 2023

EXPANDED LOAN PORTFOLIO

R$877.3 bi

Stable in the quarter

DELINQUENCY RATIO

15 TO 90 DAYS

4.1%

Stable

OVER 90 DAYS

5.1%

▼ Improvement **0.5** p.p. q/q

BASEL | TIER I

13.2%

▲ Improvement **0.8** p.p. y/y

NET INTEREST INCOME

R$65.2 bi

▽ **3.3**% y/y ▽ **1.8**% 23 vs. 22

FEE AND COMMISSION INCOME

R$35.6 bi

▽ **2.4**% y/y ▽ **0.1**% 23 vs. 22

OPERATING EXPENSES

R$54.2 bi

△ **10.7**% y/y △ **10.4**% 23 vs. 22

INSURANCE GROUP

RECURRING NET INCOME

R$8.9 bi

▲ **31.4**% y/y
▲ **32.2**% 23 vs. 22

ROAE ACCRUED **22.4%**

RESULT OF OPERATIONS **R$17.9 bi**

▲ **10.3**% y/y ▲ **21.1**% 23 vs. 22

recurring net income statement

R$ million	4Q23	3Q23	4Q22	12M23	12M22	Variation % 4Q23 x 3Q23	Variation % 4Q23 x 4Q22	Variation % 12M23 x 12M22
\\ Net Interest Income	**16,128**	**15,859**	**16,677**	**65,196**	**66,382**	**1.7**	**(3.3)**	**(1.8)**
- Client NII	15,432	15,836	17,480	64,885	67,773	(2.6)	(11.7)	(4.3)
- Market NII	696	23	(803)	311	(1,391)	-	-	-
\\ Expanded ALL	**(10,524)**	**(9,188)**	**(14,881)**	**(39,545)**	**(32,297)**	**14.5**	**(29.3)**	**22.4**
\\ Net Interest Margin	**5,604**	**6,671**	**1,796**	**25,651**	**34,085**	**(16.0)**	**-**	**(24.7)**
Income from Insurance, Pension Plans and Capitalization Bonds	4,745	4,624	4,300	17,879	14,761	2.6	10.3	21.1
Fee and Commission Income	9,028	9,112	9,251	35,642	35,694	(0.9)	(2.4)	(0.1)
Operating Expenses	(14,935)	(13,428)	(13,491)	(54,230)	(49,140)	11.2	10.7	10.4
Personnel Expenses	(6,516)	(6,206)	(5,967)	(24,908)	(23,405)	5.0	9.2	6.4
Other Administrative Expenses	(5,972)	(5,651)	(6,055)	(22,600)	(22,055)	5.7	(1.4)	2.5
Other Income / (Operating Expenses)	(2,447)	(1,571)	(1,469)	(6,722)	(3,680)	55.8	66.6	82.7
Tax Expenses	(2,077)	(1,908)	(2,031)	(7,942)	(7,993)	8.9	2.3	(0.6)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	134	169	76	573	233	(20.7)	76.3	-
\\ Operating Income	**2,499**	**5,240**	**(99)**	**17,573**	**27,640**	**(52.3)**	**-**	**(36.4)**
Non-Operating Income	67	16	28	139	131	-	-	6.1
Income Tax / Social Contribution	390	(534)	1,745	(1,036)	(6,758)	-	(77.7)	(84.7)
Non-controlling interests in subsidiaries	(78)	(101)	(79)	(379)	(333)	(22.8)	(1.3)	13.8
\\ Recurring Net Income	**2,878**	**4,621**	**1,595**	**16,297**	**20,680**	**(37.7)**	**80.4**	**(21.2)**
Non-Recurring Events	**(1,175)**	**-**	**(158)**	**(1,175)**	**52**	**-**	**-**	**-**
Provision for Restructuring [1]	(570)	-	-	(570)	-	-	-	-
Contingent Liabilities	(547)	-	-	(547)	-	-	-	-
Impairment of Non-Financial Assets [2]	(58)	-	(109)	(58)	(109)	-	-	-
Other [3]	-	-	(49)	-	162	-	-	-
Book Net Income	**1,703**	**4,621**	**1,437**	**15,122**	**20,732**	**(63.1)**	**18.5**	**(27.1)**

(1) Restructuring, mainly, in the branch network; **(2)** Includes impairment of assets related to the acquisition of rights to fee and commission income and software; and **(3)** Includes, mainly, the demutualization of investment in CIP and amortization of goodwill.

Profit Movement in the quarter | R$ millions



4,621
(404)
673
▲269
314
(1,650)
▼(1,336)
(84)
(1,507)
121
794
2,878
3Q23
Client NII
Market NII
Net Interest Margin
Retail
Wholesale
Expanded ALL
Fee and Commission Income
Operating Expenses (Personnel + Administrative + Others)
Operating Income from Insurance
Others (1)
4Q23

(1) Tax Expenses, Equity in the Earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Share.

ROAE Quarterly and Accrued



%
13.1
10.6
10.9
11.0
10.0
10.3
3.9
10.6
11.1
11.3
6.9
4Q22
1Q23
2Q
3Q
4Q
Accrued
Quartely
Without Large Corporate Client 100% Provisioned

ER / Risk-Adjusted ER



%
74.7
79.8
84.8
86.6
84.2
45.1
45.9
46.8
47.3
48.7
47.7
47.1
46.1
48.2
53.4
4Q22
1Q23
2Q
3Q
4Q
Quarterly
12-month
12-month risk-adjusted

net interest income

R$ million	4Q23	3Q23	4Q22	12M23	12M22	4Q23 x 3Q23		4Q23 x 4Q22		12M23 x 12M22	
						R$	%	R$	%	R$	%
\\ Net Interest Income	16,128	15,859	16,677	65,196	66,382	269	1.7	(549)	(3.3)	(1,186)	(1.8)
\\ Client NII (1)	15,432	15,836	17,480	64,885	67,773	(404)	(2.6)	(2,048)	(11.7)	(2,888)	(4.3)
Average Balance	718,376	710,718	730,226	716,865	708,144	135		(231)		678	
Average Rate	8.8%	9.1%	9.8%	9.1%	9.6%	(539)		(1,819)		(3,566)	
\\ Market NII (2)	696	23	(803)	311	(1,391)	673	-	1,499	-	1,702	-

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rates of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and (2) It is composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Client NII

Client NII | Indicators



9.8
9.9
9.7
9.1
8.8
1.4 (1)
4.2
3.6
3.8
2.7
R$ billion
17.5
17.0
16.7
15.8
15.4
14.9 (2)
9.5
10.3
9.2
10.5
2.6
7.4
6.3
6.6
4.9
4Q22
1Q23
2Q
3Q
4Q
Net Margin
Expanded ALL
Gross NIM Annualized (%)
Net NIM Annualized (%)

Product Mix - Individuals



%
2023
25.1
24.5
19.7
14.7
9.0
7.0
2022
24.7
23.5
19.4
15.8
9.9
6.7
2021
26.2
24.2
17.1
15.4
10.2
6.8
2020
26.8
22.7
16.2
16.0
11.3
7.0
Payroll-deductible Loans
Real Estate Financing
Credit Card
Personal Loans
Vehicles
Others

(1) It excludes the effect of the ALL of a Large Corporate client and Portfolio Assignments, the net NIM would be 3.9%; and
(2) It considers the ALL of a 100% provisioned Large Corporate client.

Change in the client NII | R$ million



15,836
135
(10)
(411)
(118)
15,432
3Q23
Average Volume
Spread / Funding margin
Products Mix
Number of Days
4Q23
67,773
678
(992)
(2,493)
(81)
64,885
12M22
Average Volume
Spread / Funding margin
Products Mix
Number of Days
12M23

The client NII decreased by 2.6% compared to 3Q23 and 4.3% in the accumulated 12M23, impacted by the reduction of the spread and the mix of products with lower risk and better quality in the new concessions, reducing the average margin rate in the periods. In this quarter, we observed an increase in the margin resulting from the growth of the average balance of operations, highlighting the highest production in retail. The worsening of the net client NII of ALL includes higher expenses with ALL of the Wholesale segment, which was partially offset by the improvement of retail expenses.

Market NII

The market NII maintained the recovery trajectory with an increase of R$673 million compared to the previous quarter and R$1.7 billion compared to the accumulated 12M22, performance related to the improvement of ALM results.

main funding sources

Funds Raised and Managed

R$3.0 tri △ 2.2% q/q △ 7.9% y/y

Dec23

Funds Raised △ 7.6% y/y

Funds and Managed Portfolios △ 8.2% y/y

R$ million	Dec23	Sept23	Dec22	Variation % Quarter	Variation % 12 months
Demand Deposits	51,083	43,599	58,029	17.2	(12.0)
Savings Deposits	131,004	127,331	134,624	2.9	(2.7)
Time Deposits + Debentures	458,247	450,229	415,368	1.8	10.3
Borrowings and Onlending	48,751	52,733	58,595	(7.6)	(16.8)
Funds from Issuance of Securities	256,325	240,457	226,815	6.6	13.0
Subordinated Debts	50,338	49,614	52,241	1.5	(3.6)
\\ Subtotal	**995,749**	**963,961**	**945,673**	**3.3**	**5.3**
Obligations for Repurchase Agreements (1)	288,730	293,049	248,632	(1.5)	16.1
Interbank Deposits	2,355	2,101	1,553	12.1	51.6
Working Capital (Own/Managed)	128,256	130,358	124,282	(1.6)	3.2
Foreign Exchange Portfolio	19,028	22,746	23,535	(16.3)	(19.2)
Payment of Taxes and Other Contributions	940	6,171	729	(84.8)	28.9
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	360,803	349,569	324,024	3.2	11.4
\\ Funds raised	**1,795,860**	**1,767,954**	**1,668,429**	**1.6**	**7.6**
\\ Investment Funds and Managed Portfolios	**1,192,511**	**1,156,493**	**1,102,156**	**3.1**	**8.2**
\\ Total Assets under Management	**2,988,371**	**2,924,447**	**2,770,585**	**2.2**	**7.9**

(1) It does not consider debentures.

Loans vs. Funding

We meet the need for resources required for loan operations primarily by our funding activities, through the capacity to obtain funding from clients effectively.

In order to evaluate loan operations vs. funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing.

R$ million	Dec23	Sept23	Dec22	Variation % Quarter	Variation % 12 months
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	52,023	49,769	58,758	4.5	(11.5)
Savings Deposits	131,004	127,331	134,624	2.9	(2.7)
Time Deposits + Debentures	458,247	450,229	415,368	1.8	10.3
Funds from Financial Bills	248,956	232,638	214,424	7.0	16.1
\\ Customer Funds (1)	**890,230**	**859,966**	**823,175**	**3.5**	**8.1**
(-) Reserve Requirements	(133,722)	(119,165)	(101,974)	12.2	31.1
(-) Available Funds (Brazil)	(14,862)	(14,121)	(14,617)	5.2	1.7
\\ Customer Funds Net of Reserve Requirements	**741,646**	**726,680**	**706,585**	**2.1**	**5.0**
Borrowings and Onlending	48,751	52,733	58,595	(7.6)	(16.8)
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	88,289	85,914	97,730	2.8	(9.7)
\\ Total Funding (A)	**878,687**	**865,327**	**862,910**	**1.5**	**1.8**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**771,056**	**776,510**	**792,923**	**(0.7)**	**(2.8)**
\\ B / A	**87.8%**	**89.7%**	**91.9%**	**(1.9) p.p.**	**(4.1) p.p.**

(1) It considers: Demand Deposits, Sundry Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates).

loan portfolio

R$877.3 bi

Stable in the quarter
▽ 1.6% y/y

Individuals

△ 1.3% q/q △ 1.2% y/y

Companies

	q/q	y/y
SMEs	△ 1.5%	▽ 4.8%
LC	▽ 2.1%	▽ 3.0%
total	▽ 0.9%	▽ 3.6%

highlights

rural loans | Individuals
△12.1% q/q △9.8% y/y

real estate financing | Individuals
△1.7% q/q △5.5% y/y

Bacen Portfolio vs. Expanded Portfolio

R$ million	Dec23	Sept23	Dec22	Variation % Quartely	Variation % 12 months
Individuals	360,268	356,443	357,614	1.1	0.7
Companies	266,973	270,085	298,818	(1.2)	(10.7)
\\ Loan Portfolio - Bacen	**627,240**	**626,529**	**656,431**	**0.1**	**(4.4)**
Sureties and Guarantees	106,229	100,990	99,010	5.2	7.3
Securities [1]	97,773	104,140	96,609	(6.1)	1.2
Other	46,043	45,841	39,883	0.4	15.4
\\ Expanded Loan Portfolio [2]	**877,285**	**877,500**	**891,933**	**-**	**(1.6)**
\\ Companies	**511,844**	**516,650**	**530,831**	**(0.9)**	**(3.6)**
Large Corporates	343,997	351,360	354,585	(2.1)	(3.0)
Micro, Small and Medium-Sized Enterprises	167,847	165,290	176,246	1.5	(4.8)
\\ Individuals	**365,442**	**360,850**	**361,101**	**1.3**	**1.2**
Without exchange variation				**0.2**	**(1.1)**

(1) Includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund); and (2) Includes the write off effect of part of the operations of a specific Large Corporate client. Disregarding this effect, the expanded loan portfolio would increase by 0.3% in the quarter and a reduction of (1.3)% in 12 months. In Companies, the variations would be (0.3)% and (3.0)%, respectively.

Stability in the quarter, with increased operations in Individuals, mainly in products with guarantees reflecting the repositioning of the credit policy focused on lower risk modalities, which continue to gain participation in the mix. In the year, the variation reflects the reduction in operations with micro, small and medium-sized enterprises.

Changes in Expanded Loan Portfolio


R$ million
877,500
4,592
2,557
(7,364)
877,285
Sept23
Individuals
SMEs
Large Corporates
Dec23


R$ million
891,933
4,341
(8,399)
(10,588)
877,285
Dec22
Individuals
SMEs
Large Corporates
Dec23

R$27 bi of **credits released** in 4Q23 through digital channels, with emphasis on payroll-deductible loans.

(Total of R$68 bi loans released in 4Q23).

loan portfolio

Expanded Loan Portfolio by Client Profile, Product and Currency

R$ million	Dec23	Sept23	Dec22	Variation % Quarter	Variation % 12 months
\\ Individuals	**365,442**	**360,850**	**361,101**	**1.3**	**1.2**
Consumer Financing	**250,370**	**249,463**	**252,114**	**0.4**	**(0.7)**
Payroll-deductible Loans	91,838	90,544	89,167	1.4	3.0
Credit Card	71,928	70,452	69,955	2.1	2.8
Personal Loans	53,578	55,429	57,185	(3.3)	(6.3)
CDC/Vehicle Leasing	33,025	33,039	35,807	-	(7.8)
Real Estate Financing	**89,399**	**87,915**	**84,701**	**1.7**	**5.5**
Other Products	**25,673**	**23,472**	**24,287**	**9.4**	**5.7**
Rural Loans	16,726	14,920	15,239	12.1	9.8
Other	8,947	8,552	9,047	4.6	(1.1)
\\ Companies	**511,844**	**516,650**	**530,831**	**(0.9)**	**(3.6)**
Working Capital	130,528	129,337	156,603	0.9	(16.7)
Foreign Trade Finance	36,875	41,152	48,628	(10.4)	(24.2)
Real Estate Financing	24,538	23,395	20,631	4.9	18.9
BNDES/Finame Onlendings	16,771	16,548	15,884	1.3	5.6
CDC/Leasing	27,331	26,953	27,275	1.4	0.2
Rural Loans	34,610	35,293	24,105	(1.9)	43.6
Sureties and Guarantees	105,247	100,429	98,394	4.8	7.0
Securities	97,773	104,140	96,609	(6.1)	1.2
Other	38,172	39,401	42,703	(3.1)	(10.6)
\\ Expanded Loan Portfolio	**877,285**	**877,500**	**891,933**	**-**	**(1.6)**
Real	814,517	815,784	835,811	(0.2)	(2.5)
Foreign Currency	62,768	61,716	56,122	1.7	11.8

Portfolio Mix

%


44.3
18.3
37.4
2019
42.4
19.7
37.9
2020
39.8
20.7
39.5
2021
39.8
19.8
40.4
2022
39.2
19.1
41.7
2023
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals

Product Mix Companies


Dec23
Working Capital 26%
Sureties and Guarantees 21%
Securities 19%
Foreign Trade Finance 7%
Other 27%

loan portfolio

Real Estate Financing

Portfolio
R$ billion



▲ 2%
105.3
107.2
108.7
111.3
113.9
20.6
21.1
22.2
23.4
24.5
84.7
86.1
86.5
87.9
89.4
Dec22
Mar23
June
Sept
Dec
Individuals
Companies

Origination
R$ millions



▲ 32%
7,603
6,060
4,307
5,889
7,795
3,916
2,009
1,734
2,472
3,980
3,687
4,050
2,573
3,416
3,815
4Q22
1Q23
2Q
3Q
4Q
Borrower
Builder

Profile of the Individual Portfolio – Origination 4Q23

Average term: **354 Months**

R$780 Thousand	R$470 Thousand	60.2%	51.4%
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)

Units Financed



▲ 49%
22,569
15,092
10,586
12,720
18,971
12,832
6,572
4,736
5,569
10,892
9,737
8,520
5,850
7,151
8,079
4Q22
1Q23
2Q
3Q
4Q
Borrower
Builder

Payroll-Deductible Loans

Portfolio



%
60.9
60.7
61.4
62.0
63.2
R$ billion
89.2
89.7
89.8
90.5
91.8
88.2
90.4
44.0
46.9
50.2
54.3
58.4
44.2
41.7
38.7
35.2
32.0
11.8
11.5
11.1
10.5
9.6
Dec22
Mar23
June
Sept
Dec
Digital Channels%
Branches Network %
Correspondent %
Payroll-deductible Loans/Total Personal Loans

Distribution of the Portfolio by Sector



%
49.3
50.3
50.6
5.2
5.3
5.2
45.5
44.4
44.2
Dec22
Sept23
Dec23
Public Sector
Private Sector
Social Security National Institute (INSS)

Consigned Market Share | 14.5%

16.6%	11.3%	13.5%
Social Security	Private	Public

Reference date: Nov23.

The portfolio continues to grow, mainly in the public sector. The mobile channel continues to gain representativeness in this product, with a growth of 14.4 p.p. in 12 months (Dec23 vs. Dec22).

Vehicle Financing

Portfolio

R$ billion


63.8
62.7
60.9
60.6
60.9
27.6
27.5
27.0
27.2
27.6
36.2
35.1
33.9
33.4
33.3
Dec22
Mar23
June
Sept
Dec
Individuals
Companies

Distribution of the Portfolio by Product

%


1.4
6.8
Dec23
91.8
CDC Portfolio
Leasing Portfolio
Finame Portfolio

Expanded Loan Portfolio Distribution | By Economic Sector

R$ million	Dec23	%	Sept23	%	Dec22	%
\\ Economic Sector						
\\ Public Sector	**14,385**	**1.6**	**14,892**	**1.7**	**12,922**	**1.4**
Petrol, Derived and aggregated activities	6,545	0.7	6,466	0.7	7,976	0.9
Production and Distribution of Electricity	7,730	0.9	8,314	0.9	4,794	0.5
Other sectors	110	-	112	-	152	-
\\ Private Sector	**862,900**	**98.4**	**862,608**	**98.3**	**879,011**	**98.6**
Companies	**497,458**	**56.7**	**501,758**	**57.2**	**517,910**	**58.1**
Services	103,844	11.8	100,997	11.5	98,473	11.0
Retail	47,440	5.4	50,344	5.7	52,991	5.9
Transportation and Concession	44,126	5.0	41,118	4.7	39,043	4.4
Real estate and Construction Activities	31,467	3.6	32,403	3.7	37,542	4.2
Wholesale	22,967	2.6	24,851	2.8	31,074	3.5
Food products	19,487	2.2	22,068	2.5	22,051	2.5
Automotive	10,364	1.2	10,100	1.2	14,526	1.6
Other Sectors	217,763	24.8	219,877	25.1	222,210	24.9
Individuals	**365,442**	**41.7**	**360,850**	**41.1**	**361,101**	**40.5**
\\ Total	**877,285**	**100.0**	**877,500**	**100.0**	**891,933**	**100.0**

loan portfolio

Portfolio by Debtors

Strategy of diversification, with no relevant concentrations of specific clients through the years.



%
29.3
29.3
29.9
30.5
27.6
22.9
22.9
23.4
24.1
21.5
14.2
14.6
14.8
15.2
13.2
9.4
9.6
10.0
10.1
8.7
1.4
1.4
1.5
1.6
1.4
Dec22
Mar23
June
Sept
Dec
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Flow of Salaries [1]

%	Dec23	Sept23	Dec22
1 to 30 days	12.1	11.1	12.6
31 to 60 days	6.3	6.2	7.2
61 to 90 days	5.5	6.1	5.0
91 to 180 days	10.2	10.6	11.1
\\ Short-Term	**34.1**	**34.0**	**35.9**
181 to 360 days	14.4	14.9	14.4
Over 360 days	51.5	51.1	49.7
\\ Medium / Long-Term	**65.9**	**66.0**	**64.1**

(1) Only normal course operations of the Bacen Portfolio.

Changes in Expanded Loan Portfolio by Rating

Loan granting processes meant that **97.1% of the new crops of loans** were rated AA – C (in 12 months), corresponding to 89.4% of the total portfolio.

Changes in Expanded Loan Portfolio by Rating between December 2022 and 2023	Total Credit on December 2023		New Customers between January 2023 and December 2023	
Rating	R$ million	%	R$ million	%
AA - C	784,575	89.4%	55,696	97.1%
D	19,710	2.3%	583	1.0%
E - H	73,000	8.3%	1,092	1.9%
\\ Total	**877,285**	**100.0%**	**57,372**	**100.0%**

Opening of the Expanded Portfolio by Rating and Client Size (In %)

Customer Profile	Dec23			Sept23			Dec22		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	92.9	1.7	5.3	93.5	0.3	6.1	92.9	0.3	6.8
Micro, Small and Medium-Sized Enterprises	86.2	2.3	11.4	85.0	2.6	12.4	87.0	3.4	9.6
Individuals	87.6	2.7	9.7	86.5	3.2	10.3	87.1	4.3	8.6
\\ Total	**89.4**	**2.3**	**8.3**	**89.0**	**1.9**	**9.0**	**89.4**	**2.5**	**8.1**

expenses with expanded ALL

R$ million	4Q23	3Q23	4Q22	12M23	12M22	Variation % 4Q23 x 3Q23	Variation % 4Q23 x 4Q22	Variation % 12M23 x 12M22
ALL Expenses	(9,156)	(9,217)	(10,562)	(38,461)	(34,348)	(0.7)	(13.3)	12.0
Income from Credit Recovery	1,413	1,160	1,131	4,671	5,871	21.8	24.9	(20.4)
Impairment of Financial Assets	(1,742)	(179)	(65)	(2,634)	2,626	-	-	-
Granted Discounts / Other (1)	(1,039)	(952)	(534)	(3,121)	(1,595)	9.1	94.6	95.7
Subtotal	**(10,524)**	**(9,188)**	**(10,030)**	**(39,545)**	**(27,446)**	**14.5**	**4.9**	**44.1**
Extraordinary ALL (Large Corporate Client) (2)	-	-	(4,851)	-	(4,851)	-	-	-
\\ Expanded ALL	**(10,524)**	**(9,188)**	**(14,881)**	**(39,545)**	**(32,297)**	**14.5**	**(29.3)**	**22.4**

(1) Includes the result with BNDU, provision for sureties and guarantees, and (2) Includes provision for sureties and guarantees worth R$405 million.



Expanded ALL / Expanded Loan Portfolio
%
2.7
2.1
6.7
4.5
4.3
4.8
4.2
4.8
Expanded ALL
R$ billion
4.6
4.3
14.9
4.9
10.0
9.5
10.3
9.2
10.5
4Q20
4Q21
4Q22
1Q23
2Q
3Q
4Q
Large Corporate Client
Without Large Corporate Client
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)
Expanded ALL (Expense) - Without Large Corporate Client / Expanded Loan Portfolio (Annualized)

In a still challenging economic context, the quarter expenses remain concentrated in older crops, while the latest credit crops demonstrate positive performance in line with the new credit strategies implemented. We emphasize that there was a 4% reduction in the expenses of retail in this quarter (4Q23 vs. 3Q23), and 15% compared to the same period of 2022 (4Q23 vs. 4Q22).

The increase in the quarter is related to the higher expenses of clients in the wholesale segment.

The ALL stock totaled R$54 billion, representing 8.6% of the loan portfolio.



ALL - Wholesale and Retail
R$ billion
4.3
4.3
-
14.9
10.0
4.9
-
10.5
8.5
2.0
4Q21
4Q22
4Q23
Wholesale
Cliente Large Corporate (1)
Retail

(1) Includes Complementary ALL.

loan indicators

Delinquency Ratios

Total ratio over 90 days
improvement of 0.5 p.p. q/q

reduction of 0.7 p.p. q/q
Variation in **Individuals**

Improvement in the indicator over 90 days for the second consecutive quarter, driven by the gradual reduction in the segments of Individuals and Micro, Small and Medium Enterprises, reflecting the quality of new crops that tend to present a lower level of delinquency.

The delinquency between 15 to 90 days was stable, both in the quarterly and annual comparison. The Individual segment showed constant improvement throughout 2023.

15 to 90 days - %


4.1 4.9 4.9 4.9 5.2 5.5 5.3 5.1 4.9
2.8 3.8 3.9 3.8 4.9 5.1 4.9 4.5 4.6
2.8 3.6 3.6 3.6 4.1 4.6 4.4 4.1 4.1
- 0.2 - 0.1 0.1 1.4 1.3 0.5 1.3
Dec21 Mar22 June Sept Dec Mar23 June Sept Dec
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Over 90 days - %


3.8 4.4 4.8 5.1 5.5 6.3 7.0 7.2 6.8
3.1 3.6 3.9 4.5 5.3 6.2 6.7 6.6 5.9
2.8 3.2 3.5 3.9 4.3 5.1 5.7 (1) 5.6 (1) 5.1 (1)
0.3 0.1 0.1 0.1 0.1 0.2 0.7 (2) 0.6 (2) 0.6 (2)
Dec21 Mar22 June Sept Dec Mar23 June Sept Dec
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Considering Large Corporate Client 100% provisioned: **(1)** 5.9%, 6.1% and 5.2%; and **(2)** 1.9%, 3.2% and 1.1%.

Over 90 days | Without Assignment - %


3.1 3.4 3.9 4.4 4.9 5.3 5.7 5.6 5.1
2.8 3.2 3.5 3.9 4.3 5.1 5.7 (1) 5.6 (1) 5.1 (1)
R$ billion
1.1 0.1 2.0 2.8 2.8 1.1 0.2
Dec21 Mar22 June Sept Dec Mar23 June Sept Dec
Active Assignment
Total - With Assignment
Total - Without Assignment (2)

(1) Considering Large Corporate Client 100% provisioned: 5.9%, 6.1% and 5.2%; and **(2)** Considers only the portfolio in default over 90 days.

Renegotiated portfolio

Evolution of the balance of the Portfolio


R$ billion
28.6 34.4 36.4 38.0 39.0 39.1
4.8 5.3 4.6 4.2 4.3 4.2
23.9 29.1 31.8 33.8 34.7 34.9
Dec21 Dec22 Mar23 June Sept Dec
Originated from portfolio in write-off
Originated from active portfolio

Renegotiated Portfolio / Bacen Portfolio


%
4.7 4.9 5.0 5.1 5.2 5.7 6.1 6.2 6.2
Dec21 Mar22 June Sept Dec Mar23 June Sept Dec

Provision (ALL) / Renegotiated Portfolio


%
62.3 62.3 62.7 62.5 63.3 63.3 61.6 62.0 60.2
Dec21 Mar22 June Sept Dec Mar23 June Sept Dec

Delinquency ratio over 90 days | Renegotiated Portfolio


%
17.8 18.7 18.2 19.8 21.6 23.1 23.7 23.5 22.9
Dec21 Mar22 June Sept Dec Mar23 June Sept Dec

loan indicators

Coverage Ratios and Provision

The coverage ratios over 90 days and over 90 days + renegotiation showed evolution, the result of the new crops that are being produced by a concession policy aimed at lower risk operations. We highlight that 60% of the portfolio in arrears for over 90 days is already 100% provisioned.

Coverage Ratio - %



506
384
327
298
310
278
244
239
264
261
235
218
201
204
182
164
155
165
111
105
101
98
105
99
92
87
86
Dec21
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec
Coverage Ratio over 90 Days - Excluding operations 100% provisioned
Coverage Ratio over 90 Days
Total ALL / Portfolio Overdue for over 90 Days + Renegotiation

Portfolio in Arrears



R$ million
20,996
17,339
24,904
20,031
27,648
22,366
30,108
25,076
34,269
28,277
40,351
32,906
43,511
36,773
43,710
38,109
38,241
32,597
Dec21
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days

Composition of the Provision



%
7.4
7.6
7.7
7.8
8.8
9.3
9.6
9.4
8.6
R$ million
45,236
9,240
20,966
15,030
47,149
9,390
20,373
17,386
48,790
8,749
21,309
18,732
50,334
9,743
19,799
20,792
57,741
11,081
22,809
23,850
60,032
9,397
21,880
28,756
60,196
7,013*
20,728
32,455
59,137
5,683
19,275
34,179
53,901
5,774
17,740
30,387
Expected Losses
Incurred Losses
Dec21
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec
Specific
Generic
Complementary
Total Provision - in relation to the portfolio

* In June 2023, the provision of a Large Corporate client, 100% provisioned in December 2022, was moved from supplementary provision to specific provision.

NPL Creation | 90 Days vs. Write-offs

Improvement of R$1.9 billion in total NPL, equivalent to a reduction of 0.3 p.p. in the representation indicator on the portfolio in the quarter, mainly due to a reduction of 22% in the generation of delinquency in Individuals. A large quantity of the balance in NPL Creation comes from credits 100% provisioned or in higher levels of provision.

NPL Creation



R$ million
1.7%
1.2%
10,902
8,114
5,068
3,002
45
4Q22
1.9%
1.9%
11,995
12,026
7,661
3,886
448
1Q23
1.9%
1.8%
11,571(1)
12,186(2)
7,235
3,615
722
2Q
1.6%
1.6%
9,987(3)
9,987(4)
6,473
3,325
189
3Q
1.3%
1.3%
8,066(5)
8,294(6)
5,059
2,895
112
4Q
Large Corporates
Individuals
Simulated NPL Creation *
Micro, Small and Medium-Sized Enterprises
NPL Creation / Bacen Portfolio

With Large Corporate client 100% provisioned: **(1)** R$13.0 bi; **(2)** R$13.6 bi; **(3)** R$11.7 bi; **(4)** R$11.7 bi; **(5)** R$8.6 bi; **(6)** R$8.8 bi; and * Without assignment.

Write-offs



R$ million
4,913
3,219
1,683
12
4Q22
7,366
4,524
2,536
306
1Q23
9,134
6,066
2,849
218
2Q
10,314
6,970
3,127
216
3Q
14,092
7,305
3,541
3,245
4Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals

Gross ALL Expenses vs. NPL Creation - 90 days



185%
130%
81%
90%
92%
114%
R$ million
15,008
4,446(1)
10,562
8,114
4Q22
11,995
9,726
1Q23
11,571(2)
10,362
2Q
9,987(3)
9,217
3Q
8,066(4)
9,156
4Q
NPL Creation - 90 days
Gross ALL Expenses
Large Corporate Client
Gross ALL Expenses /NPL Creation - 90 days - Without Large Corporate Client 100% provisioned
Gross ALL Expenses /NPL Creation - 90 days

(1) It does not include provision for sureties and guarantees in the amount of R$405 mi; and considering Large Corporate client 100% provisioned: **(2)** R$13.0 bi; **(3)** R$11.7 bi; and **(4)** R$8.6 bi.

fee and commission income

R$ million	4Q23	3Q23	4Q22	12M23	12M22	Variation % 4Q23 x 3Q23	Variation % 4Q23 x 4Q22	Variation % 12M23 x 12M22
Card Income	3,802	3,677	3,817	14,754	14,026	3.4	(0.4)	5.2
Checking Account	1,659	1,726	1,905	7,028	7,706	(3.9)	(12.9)	(8.8)
Asset Management	820	844	768	3,222	3,111	(2.8)	6.8	3.6
Consortia	607	588	591	2,290	2,250	3.2	2.7	1.8
Collections and Payments	511	531	562	2,148	2,292	(3.8)	(9.1)	(6.3)
Loans Operations	594	535	606	2,211	2,682	11.0	(2.0)	(17.6)
Custody and Brokerage Services	344	350	362	1,375	1,441	(1.7)	(5.0)	(4.6)
Capital Market / Financial Advisory Services	305	526	341	1,222	1,033	(42.0)	(10.6)	18.3
Other	386	335	299	1,392	1,153	15.2	29.1	20.7
\\ Total	**9,028**	**9,112**	**9,251**	**35,642**	**35,694**	**(0.9)**	**(2.4)**	**(0.1)**
\\ Business Days	**61**	**64**	**62**	**249**	**251**	**(3)**	**(1)**	**(2)**

Card Income

Revenue growth in the quarter and in the year to date, with an increase in the number of transactions carried out and a higher exchange volume in the period, reflecting the strategy of concentration in portfolios with lower risk. Once again, High Income products stand out, increasing its participation in +10 p.p. in 12 months.

Volume Traded - Credit Cards

R$ million



66,516
79,537
79,779
78,810
80,170
79,601
4Q21
4Q22
1Q23
2Q
3Q
4Q

Checking Account

Revenues influenced by our strategy of adapting the portfolio to our client's profile and its new behavioral trends, aiming to offer services and solutions suitable to our more than 38 million account holders.

Checking Account Holders

In million



36.3
38.0
38.3
38.3
38.3
38.1
4Q21
4Q22
1Q23
2Q
3Q
4Q

Loans Operations

Increase in the quarter (4Q22 vs. 3Q23) for higher revenues with working capital and commissions on guarantees provided (sureties and guarantees). Variations with the periods of the previous year are related to the lower volume of origination of operations.

Asset Management

Increase in revenue in relation to the periods of the previous year, even in the face of risk aversion and high interest of the period. This performance reflects our efforts to strengthen ourselves, adding value to clients with the reinforcement of our team of experts able to provide consulting and offer appropriate products, creating strategic partnerships and capturing market opportunities. The quarterly comparison was impacted by the smaller amount of working days.

Investments Funds and Managed Portfolios

R$ billion



1,060
1,102
1,107
1,129
1,156
1,193
4Q21
4Q22
1Q23
2Q
3Q
4Q

For the fourth consecutive year, we won the first place in the category "Best General Manager" of FGV's Economic Value Pension Guide, a consequence of the excellence and soundness of our asset management.




Number of Outstanding Consortium Quotas
In thousands
1,517
1,570
1,533
1,497
1,525
1,531
1,202
1,160
1,127
1,100
1,125
1,139
86
158
156
150
153
149
229
251
251
247
247
243
4Q21
4Q22
1Q23
2Q
3Q
4Q
Real Estate
Trucks
Auto

Consortia

Growth in all the comparative periods, maintaining the trend of increasing active quotas. Key highlights of 2023:

- More than 230 thousand quotas contemplated (R$14 billion concessions in letter of credit);
- Agro Bradesco Consortium had revenues of more than R$1.5 billion in the year; and
- Digital sales grew more than 150% compared to the previous year (revenues of R$1.2 billion).

Capital Market / Financial Advisory Services

Good performance in 2023, reflecting efforts in capturing business opportunities in the capital market in all segments. We advised in 108 operations in 4Q23, totaling about R$145 billion in transaction value. Below are the main highlights by segment:

Fixed Income: Coordination of 103 transactions with a volume of R$139 billion.

Variable Income: Coordination of operation with a volume of R$1 billion.

Mergers and Acquisitions: Advisory services in four transactions, totaling R$5 billion.

Custody - In the 4Q23, we registered over R$2.3 trillion of assets under custody.


Assets under Custody
R$ billion
▲ 10%
▲ 5%
1,993
2,122
2,119
2,188
2,227
2,337
4Q21
4Q22
1Q23
2Q
3Q
4Q

operating expenses

R$ million	4Q23	3Q23	4Q22	12M23	12M22	Variation % 4Q23 x 3Q23	Variation % 4Q23 x 4Q22	Variation % 12M23 x 12M22
\\ Personnel Expenses	**(6,516)**	**(6,206)**	**(5,967)**	**(24,908)**	**(23,405)**	**5.0**	**9.2**	**6.4**
Payroll, Social Charges, Benefits and Training	(5,407)	(5,239)	(5,233)	(20,660)	(19,393)	3.2	3.3	6.5
Management and Employee Profit Sharing	(717)	(596)	(436)	(2,730)	(2,961)	20.3	64.4	(7.8)
Terminations Costs and Provision for Labor Claims	(392)	(371)	(298)	(1,518)	(1,051)	5.7	31.5	44.4
\\ Administrative Expenses	**(5,972)**	**(5,651)**	**(6,055)**	**(22,600)**	**(22,055)**	**5.7**	**(1.4)**	**2.5**
Outsourced Services	(1,518)	(1,408)	(1,512)	(5,616)	(5,443)	7.8	0.4	3.2
Data Processing and Communication	(980)	(950)	(1,083)	(3,953)	(4,088)	3.2	(9.5)	(3.3)
Depreciation and Amortization	(1,088)	(1,064)	(954)	(4,226)	(3,584)	2.3	14.0	17.9
Facilities (1)	(696)	(679)	(692)	(2,690)	(2,683)	2.5	0.6	0.3
Financial System Services	(327)	(383)	(377)	(1,363)	(1,208)	(14.6)	(13.3)	12.8
Advertising and Marketing	(542)	(328)	(641)	(1,468)	(2,011)	65.2	(15.4)	(27.0)
Transportation	(201)	(209)	(203)	(794)	(809)	(3.8)	(1.0)	(1.9)
Other (2)	(620)	(630)	(593)	(2,490)	(2,229)	(1.6)	4.6	11.7
\\ Other Operating Expenses Net of Revenue	**(2,447)**	**(1,571)**	**(1,469)**	**(6,722)**	**(3,680)**	**55.8**	**66.6**	**82.7**
Expenses with Marketing of Cards	(616)	(601)	(695)	(2,146)	(2,228)	2.5	(11.4)	(3.7)
Civil and Tax Contingencies	(835)	(295)	(567)	(1,139)	(548)	183.1	47.2	107.7
Claims	(182)	(130)	(213)	(633)	(932)	40.0	(14.6)	(32.1)
Other	(814)	(545)	7	(2,805)	28	49.4	-	-
\\ Total Operating Expenses	**(14,935)**	**(13,428)**	**(13,491)**	**(54,230)**	**(49,140)**	**11.2**	**10.7**	**10.4**

(1) Contemplates Asset Maintenance and Rentals; and **(2)** Includes Water, Electricity and Gas, Travels and Materials.

86.2 thousand employees

Personnel Expenses – The expenses were mainly impacted by collective bargaining agreements that occurred from September of each year, which includes the readjustment of 4.58% in wages and benefits in 2023 and 8% in wages and 10% in benefits in 2022.

Administrative Expenses – In the quarter, the increase reflects seasonal spending on institutional campaigns, higher expenses on data processing, and expenses on outsourced services related to collection actions. In the year, the variation was below inflation ratios, even considering our investments in technology and innovation that have reflected in higher depreciation/amortization expenses.

We continuously optimize our service network to provide the best customer experience and drive business creation in an agile and assertive way and, as a consequence, reduce the cost of serving.

Branches / Business Units / Service


8,468
4,533
988
2,947
Dec21
7,930
4,169
897
2,864
Dec22
7,773
4,119
799
2,855
Mar23
7,527
4,009
731
2,787
June
7,477
3,958
765
2,754
Sept
7,388
3,873
820
2,695
Dec
Branches
Business Units
Service Centers

Other Operating Expenses, Net of Income – Increase in the quarter due to higher expenses on contingencies and claims. In the other comparative periods, the variations are influenced by the movement of civil and law contingencies.

dynamics of the insurance business

4Q23

Income		Quarterly - ROAE	Revenues	
R$2,486MM	+5.6% q/q +31.4% y/y	24.8%	R$28 billion	- 0.6% q/q +14.3% y/y

The Grupo Bradesco Seguros recorded revenues of R$106.6 billion and net income of R$8.9 billion in 2023 (+11.8% and +32.2% vs. 2022, respectively). The average accumulated profitability of the period had a significant evolution, from 18.9% to 22.4%. The results of the operations totaled R$17.9 billion (+21.1% vs. 2022), driven by the evolution of revenue, improvement of the claims ratio and marketing index, and increase of the financial income by 10.2%, reaching R$8.0 billion.

Technical provisions grew by 11.4%, reaching R$361 billion, and the Financial Assets evolved 11.1%, to R$381 billion. In indemnities and benefits, R$54 billion were paid in the year (+11.3% vs. 12M22).

The evolution of the company's commercial model and the significant investment in technology and innovation in the last quarters - with the adoption of more agile tools and processes, generating improvements in both the client and the broker's journeys - were the main vectors for the achievement of good results.

The strategy included, among other initiatives, the use of artificial intelligence in the Business Portal, an environment developed by the Insurance Group to help its business partners increase sales and optimize the work routine, the greater offer of tailor-made products and the expansion of the focus on multichannels, offering the client more options to interact with the company when and how they wish.

In December, Atlântica Hospitais e Participações, a Grupo Bradesco Seguros company, proposed to create a joint venture with Rede Mater Dei for a new hospital in the Santana neighborhood of São Paulo (SP). Atlântica has positioned itself as an investor in the healthcare ecosystem linked to established platforms that are creating value.

Bradesco Saúde celebrated, in 2023, the ten-year anniversary of the "Meu Doutor" (My Doctor) program, which surpassed the three million visits mark. Aiming at the quality of life and well-being of obese people, the company launched, in partnership with Hospital Israelita Albert Einstein, the program "Meu Doutor – Obesidade" (My Doctor – Obesity), which has a multidisciplinary team.

In Life Insurance, the company launched two redeemable products: "Seguro Bradesco para Vida Inteira" and "Viva Mais Bradesco". In addition, it reformulated the product "Empresarial Flexível Capital Global" and implemented a more fluid, intuitive and dynamic digital sales journey for brokers.

In Property and Casualty, Bradesco Seguros and Swiss Re Corporate Solutions joined forces to create an innovative and exclusive solution: the Cyber Risk Insurance, aimed at small and medium-sized enterprises with annual revenues of up to R$160 million. Now in Auto Insurance, with the use of artificial intelligence to define coverage and damage estimates, the company reduced the time of return of a car by up to 10%.

statement of income from insurance

R$ million	4Q23	3Q23	4Q22	12M23	12M22	Variation % 4Q23 x 3Q23	Variation % 4Q23 x 4Q22	Variation % 12M23 x 12M22
\\ Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	16,281	16,689	14,683	64,098	55,954	(2.4)	10.9	14.6
Retained Claims	(11,549)	(11,555)	(10,367)	(45,269)	(39,417)	-	11.4	14.8
Capitalization Bond Draws and Redemptions	(1,378)	(1,442)	(1,277)	(5,434)	(5,500)	(4.4)	8.0	(1.2)
Selling Expenses	(814)	(811)	(980)	(3,561)	(3,575)	0.3	(16.9)	(0.4)
Financial Results	2,204	1,744	2,241	8,045	7,299	26.4	(1.6)	10.2
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**4,745**	**4,624**	**4,300**	**17,879**	**14,761**	**2.6**	**10.3**	**21.1**
Fee and Commission Income	442	459	423	1,765	1,701	(3.7)	4.4	3.8
Personnel Expenses	(556)	(534)	(493)	(2,095)	(1,851)	4.1	12.8	13.2
Other Administrative Expenses	(555)	(507)	(453)	(2,000)	(1,620)	9.5	22.4	23.5
Others	(220)	(340)	(806)	(1,276)	(2,155)	(35.3)	(72.7)	(40.8)
\\ Operating Income	**3,856**	**3,703**	**2,972**	**14,273**	**10,837**	**4.1**	**29.7**	**31.7**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,370)	(1,349)	(1,080)	(5,290)	(4,042)	1.5	26.9	30.9
\\ Recurring Net Income	**2,486**	**2,354**	**1,893**	**8,983**	**6,795**	**5.6**	**31.4**	**32.2**
Life and Pension Plans	1,412	1,301	1,077	5,292	3,096	8.5	31.1	70.9
Health	307	262	81	922	741	17.3	-	24.5
Capitalization Bonds	186	186	157	700	648	0.4	18.7	8.1
Property & Casualty and Others	580	606	578	2,068	2,310	(4.3)	0.4	(10.5)
\\ Selected Asset Data								
Total Assets	410,665	403,679	371,891	410,665	371,891	1.7	10.4	10.4
Securities	381,323	374,143	343,255	381,323	343,255	1.9	11.1	11.1
Technical Provisions	360,803	349,569	324,024	360,803	324,024	3.2	11.4	11.4
Shareholder's Equity [1]	40,418	38,143	34,060	40,418	34,060	6.0	18.7	18.7

(1) In December 2023, the shareholders' equity of regulated companies (Insurance, Pension plans and Capitalization bonds) totaled R$24,201 million.

Income from insurance operations at high levels, with a growth of 21.1% vs. 2022



Net Income and ROAE
%
17.7
21.2
18.2
24.5
23.9
24.8
R$ million
1,517
1,893
1,770
2,372
2,354
2,486
676
1,077
1,085
1,494
1,301
1,412
386
578
397
486
606
580
318
81
243
262
307
137
157
179
150
186
186
4Q21
4Q22
1Q23
2Q
3Q
4Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quartely

In 2023, the good performance of the income from Insurance, Pension and Capitalization operations, in comparison with 2022, had as highlight the evolution of 12% in revenues, reaching R$106.6 billion, improvement of the claims ratio and marketing index and increase of the financial income, justified by the behavior of the economic and financial ratios.

Performance 4Q23 vs. 4Q22	Revenues	Claims	Marketing Index	Financial Results
Life and Pension Plans	▲	▼	▼	▼
Health	▲	▲	▲	▲
Capitalization Bonds	▲	-	-	▲
Property & Casualty and Others	▼	▲	▲	▲

We also highlight the increase in the commercialization of products using the features available in the digital channels, whose revenues in 12M23 surpassed R$3.3 billion, totaling more than 3.2 million transactions.

The Minimum Capital Required (MCR) in Dez23 amounted to R$13.6 billion.

revenues and operating income from insurance

Premium Issued, Pension Contributions and Capitalization Revenues – Revenues and Administrative Efficiency Ratio


%
3.8
3.7
3.7
3.5
3.6
3.7
4.1
3.7
3.8
R$ million
21,222
22,114
23,645
25,149
24,495
24,997
25,463
28,165
27,999
10,157
10,598
11,416
11,870
11,168
11,338
11,380
13,422
13,153
1,755
1,717
2,086
2,429
2,312
2,135
2,410
2,501
2,286
1,270
1,593
1,569
1,719
1,488
1,574
1,451
1,656
1,574
8,040
8,206
8,574
9,131
9,527
9,949
10,222
10,585
10,986
4Q21
1Q22
2Q
3Q
4Q
1Q23
2Q
3Q
4Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Capitalization Bonds
Health
Administrative Efficiency Ratio

Retained Claims


%
81.6
79.7
80.9
80.5
80.2
82.1
81.1
80.9
80.3
R$ million
34,220
8,791
19,048
29,050
39,417
11,076
22,166
33,721
45,269
29,191
8,279
18,188
27,901
38,105
10,941
21,943
33,449
44,946
5,029
512
860
1,149
1,312
135
223
272
323
12M21
3M22
6M22
9M22
12M22
3M23
6M23
9M23
12M23
Claims Reported - Covid-19
Retained Claims
Claims

Income From Insurance, Pension Plans and Capitalization Bonds


R$ million
3,527
3,286
3,707
3,469
4,300
3,669
4,841
4,624
4,745
2,065
1,639
1,959
1,460
2,241
2,023
2,074
1,744
2,204
1,462
1,647
1,748
2,009
2,059
1,646
2,767
2,880
2,541
4Q21
1Q22
2Q
3Q
4Q
1Q23
2Q
3Q
4Q
Operating Income
Financial Result

Revenue at the same level as the previous quarter, improvement of the claims ratio and marketing index, and good performance of the financial income contributed to the evolution of the results of the operations in the quarterly comparison.

technical provisions and insurance activity indicators

Technical Provisions

The technical provisions totaled R$360.8 billion in December 2023, an increase of 11.4% in 12 months and 3.2% in the quarter, with greater provisions in the "Health", "Life" and "Pension" segments.


R$ million
292,860
301,001
307,819
316,560
324,024
332,905
340,542
349,569
360,803
264,327
271,918
277,831
286,047
292,954
300,734
308,090
316,949
327,498
15,039
15,254
15,598
15,477
15,599
16,572
16,609
16,570
17,174
8,401
8,583
8,803
8,949
9,134
9,163
9,154
9,121
9,200
5,094
5,246
5,587
6,087
6,336
6,435
6,689
6,930
6,931
Dec21
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

Performance Ratios – Combined Ratio / Claims Ratio / Acquisition Cost Ratio

Combined Ratio


%
90.9
90.5
91.2
89.2
91.8
93.0
91.2
91.3
89.4
101.9
101.4
102.7
101.3
103.5
104.5
101.3
103.0
99.9
97.9
100.2
96.4
90.9
91.1
95.4
93.5
90.1
90.3
58.1
55.8
60.9
55.1
62.8
59.5
63.3
62.4
58.5
4Q21
1Q22
2Q
3Q
4Q
1Q23
2Q
3Q
4Q
Life
Health
Auto/P&C
Total (1)

(1) Excluding additional reserves.

Claims Ratio


%
79.2
82.1
80.2
80.5
78.5
91.5
94.6
91.5
92.4
89.8
58.3
58.7
59.4
57.3
53.2
41.5
42.2
41.3
43.4
42.1
31.4
38.4
36.8
29.1
33.9
4Q22
1Q23
2Q
3Q
4Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

Acquisition Cost Ratio


%
7.6
7.1
7.0
6.8
6.6
19.5
19.1
19.7
18.9
19.1
15.1
16.3
16.3
16.4
16.2
14.8
14.8
14.8
14.9
15.1
4.6
4.1
4.0
3.7
3.6
4Q22
1Q23
2Q
3Q
4Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

insurance | additional information

Number of Contracts by Type of Risk – Life, Personal Accidents, Loss of Income and Proposals for Pension Plans


In thousand
35,971
2,938
33,033
34,585
2,943
31,642
30,838
2,948
27,890
29,642
2,971
26,671
28,264
2,996
25,268
Dec22
Mar23
June
Sept
Dec
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

Number of Bradesco Saúde and Mediservice Policyholders and Bradesco Saúde Operadora de Planos


In thousand
4,040
114
3,926
3,999
111
3,888
3,892
111
3,781
3,871
110
3,761
3,856
108
3,748
Dec22
Mar23
June
Sept
Dec
Company Health Plans
Individual Health Plans

Number of Auto/P&C Policyholders


In thousand
3,057
1,509
1,548
3,042
1,532
1,510
3,030
1,507
1,523
3,003
1,492
1,511
3,031
1,546
1,485
Dec22
Mar23
June
Sept
Dec
Auto/Optional Third-Party Liability
P&C

Number of Clients (Capitalization Bonds)


In thousand
3,185
3,188
3,154
3,146
3,133
Dec22
Mar23
June
Sept
Dec

basel

15.8% +1.0 p.p. y/y

Basel Ratio

Tier I Capital
13.2%
+0.8 p.p. y/y

Common Equity Ratio
11.7%
+0.7 p.p. y/y

Increase of 0.8 p.p. in the Tier I index (vs. Dec22) due to the generation of net income, adjustments of equity valuation and reduction of risk-weighted assets (RWA), partially offset by the payment of interest on shareholders' equity and effect of prudential adjustments.



%
Dec21 Mar22 June Sept Dec Mar23 June Sept Dec
Total Ratio: 15.8 15.7 15.6 15.8 14.8 15.1 15.5 16.0 15.8
Tier I: 13.7 13.7 13.3 13.6 12.4 12.6 12.9 13.4 13.2
Additional Capital: 1.2 1.2 1.4 1.5 1.5 1.5 1.5 1.6 1.6
Common Equity: 12.5 12.5 11.9 12.1 11.0 11.1 11.4 11.8 11.7
Tier II: 2.1 2.0 2.3 2.2 2.4 2.5 2.7 2.5 2.6
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital

Changes in the Tier I Ratio in the quarter



%
Limits since April, 2022[1]
9.50% Tier 1
8.00% Commom Equity
Dec22: 12.4 (1.5; 11.0)
Net Income: 1.6
MTM of Securities - Equity Valuation Adjustments: 0.3
Interest on Shareholders' Equity: (1.2)
Effects of Prudential Adjustments and Additional Capital: (0.2)
Risk-Weighted Assets: 0.3
Dec23: 13.2 (1.6; 11.7)
Common Equity
Additional Capital

(1) They refer to the minimum required limits, added to the additional contributions of counter-cyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, since April 2022, the minimum capitals are 9.5% for tier I capital and 8.0% for the common equity.

indicators, guidance & economic perspectives

	4Q23	3Q23	4Q22	12M23	12M22
\\ Main Indicators (%)					
Interbank Deposit Certificate (CDI)	2.83	3.22	3.20	13.04	12.39
Ibovespa	15.12	(1.29)	(0.27)	22.28	4.69
USD – Commercial Rate	(3.32)	3.91	(3.49)	(7.21)	(6.50)
General Market Price Index (IGP-M)	1.84	(0.49)	(1.09)	(3.18)	5.45
Extended Consumer Price Index (IPCA)	1.08	0.61	1.63	4.62	5.79
Business Days (#)	61	64	62	249	251
Calendar Days (#)	92	92	92	365	365
\\ Indicators (Closing Rate)					
USD – Commercial Rate (R$)	4.8413	5.0076	5.2177	4.8413	5.2177
CDS 5 years (Points)	133	188	254	133	254
Selic - Base Interest Rate (% p.a.)	11.75	12.75	13.75	11.75	13.75
BM&F Fixed Rate (% p.a.)	10.05	11.06	13.43	10.05	13.43

	2023		2024
Guidance 2023	**Expected**	**Realized**	**Expected**
Expanded Loan Portfolio	1% to 5%	(1.6%)	7% to 11%
Net Interest Income	2% to 6%	(1.8%)	3% to 7%
Fee and Commission Income	2% to 6%	(0.1%)	2% to 6%
Operating Expenses (Personnel + Administrative + Other)	7% to 11%	10.4%	5% to 9% (1)
Income from Insurance, Pension Plans and Capitalization Bonds	21% to 25%	21.1%	4% to 8%
Expanded ALL - R$ billion	R$36.5 to R$39.5	R$39.5	R$35 to R$39

(1) Administrative and personnel expenses grow in line with inflation.

Bradesco Forecast

%	2024	2025
USD - Commercial Rate (year-end) - R$	4.70	4.70
Extended Consumer Price Index (IPCA)	3.6	3.2
General Market Price Index (IGP-M)	2.6	3.0
Selic (year-end)	9.25	8.50
Gross Domestic Product (PIB)	2.0	2.0

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